

October 17, 2014

<u>Via E-Mail</u>
Richard Brand
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re:** **Allergan, Inc.**
> **Statements by William Ackman at a conference in Toronto, Canada**
> **on October 16, 2014**
> **File No. 001-10269**

Dear Mr. Brand:

Thank you for taking our call this afternoon. As discussed, we have viewed a broadcast of statements made by William Ackman which we understand were made at a conference he attended in Toronto, Canada yesterday. These statements were and continue to be broadly reported in the financial press.

In the broadcast, Mr. Ackman alleges that Allergan has consciously put out materially false and misleading information about Valeant Pharmaceuticals, and specifically, that Allergan knew such statements were false when made. Mr. Ackman cites documentary evidence to that effect in the possession of his attorneys, which he acknowledges he has not seen.

These kinds of allegations by Mr. Ackman may implicate Rule 14a-9 unless they are adequately supported. Given the extensive press coverage to date, it is important that these statements be addressed promptly. Please provide the documents underlying Mr. Ackman's claims as soon as possible, and in no event later than close of business on Monday, October 20, 2014.

If you have any questions or would like to discuss further, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions